EXHIBIT 99.77
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                                           NEWS
    FOR IMMEDIATE RELEASE
                                           COMPANY CONTACT:
                                           JAMES F. SLATTERY
                                           CEO & PRESIDENT
                                           (941) 953-9199

    MAY 7, 2001

                        CORRECTIONAL SERVICES CORPORATION
                 ANNOUNCES CHIEF FINANCIAL OFFICER'S RESIGNATION

    Sarasota, Florida -- Correctional Services Corporation (NASDAQ NMS:CSCQ) today announced Ira Cotler has resigned as Executive Vice President and Chief Financial Officer to begin an investment banking/consulting firm. Mr. Cotler has been with the company since February 1996, having previously served as the company's investment banker. Mr. Cotler will continue in his role as Executive Vice President until July 1, 2001 at which time, through his new firm, he will begin providing consulting services to the company.

    Commenting on his decision Mr. Cotler stated " I have had a great eight year association with the company as its investment banker then as its Executive Vice President and Chief Financial Officer. I am very thankful to CSC for the opportunity it afforded me, however, the time has arrived for me to take the next step in my career."

    "Ira has made a significant contribution to the Company's evolution, particularly relating to our capital raising strategies, mergers and asset sales" stated James F. Slattery CEO and President. "I understand his decision to pursue this new challenge. I am pleased that the company will be able to maintain a working relationship with him"

    Through its Youth Services International subsidiary, the Company is the nation's leading private provider of juvenile programs for adjudicated youths with 31 facilities and over 4,200 juveniles in its care. In addition, Correctional Services Corporation is a leading developer and operator of adult correctional facilities operating 13 facilities representing approximately 4,700 beds. On a combined basis, the company provides services in 18 states and Puerto Rico, representing approximately 9,000 beds including aftercare services.